December 1, 2017

Dorrie Yale

Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	resTORbio, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on October 27, 2017
CIK No. 0001720580

Dear Ms. Yale:

On behalf of our client, resTORbio, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated November 22, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on October 27, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1

Summary, page 1

1.

We note your statements that you were co-founded by PureTech Health LLC, which appears to be affiliated with PureTech Health plc, a public company listed on the London Stock Exchange. PureTech Health plc’s publicly available investor documents refer to you as a subsidiary, and its website includes RTB101 in its pipeline of products. If correct, please revise your disclosure throughout the prospectus to clarify your current subsidiary relationship with PureTech Health plc, any services PureTech provides to you, and disclose the expected percentage ownership PureTech Health will have in you following the offering and discuss all potential conflicts of interest.

RESPONSE: The Company advises the Staff that it does not believe that it is currently a subsidiary of PureTech Health, nor will it be a subsidiary of PureTech Health following the proposed public offering because the Company does not believe PureTech Health is an affiliate that controls the Company, directly or indirectly through one or more intermediaries. Specifically, following the closing of the Company’s Series B preferred stock financing, the percentage ownership held by PureTech Health decreased to approximately 44% and, based on current expectations of the size of the proposed public offering, such percentage is expected to decrease further to approximately 35% following the consummation of the proposed public offering. In connection with the Company’s Series B preferred stock financing, the Company obtained investments from several large and sophisticated institutional investors, each with its own interests, one of which have appointed a representative to the Company’s board of directors. Concurrently, Bharatt Chowrira, an appointee of PureTech Health who previously served on the Company’s board of directors, has since resigned his directorship. The Company believes that the holdings of such stockholders and their participation on the Company’s board of directors mitigate the influence that PureTech Health may have over the Company. In addition, in connection with the proposed public offering, the Company intends to appoint three additional members of its board of directors that are affiliated neither with management of the Company nor its existing investors. After giving effect to these changes to the Company’s board of directors, its membership will consist of the Company’s chief executive officer, two representatives of PureTech Health, one representative of another existing investor in the Company, and three outside directors. The Company additionally advises the Staff that while PureTech Health is a founder of the Company and in that capacity has historically provided us with strategic medical, clinical and scientific advice, in addition to sharing certain administrative resources and offices as described in the Amended DRS, the Company has started to transition these functions to its internal personnel and expects to continue to expand its internal organization in connection with the proposed public offering. For the foregoing reasons, the Company respectfully submits to the Staff that it should not be viewed as a subsidiary of PureTech Health and should instead be viewed as a company in which strategic investors, of which PureTech Health is one, hold ownership interests.

2.	Please limit the summary discussion of your results to whether the product candidate met the primary endpoints and a description of the primary endpoints. The discussion of p-values is more appropriate for the Business discussion, where you should also discuss how the values relate to the FDA’s evidentiary standards of efficacy.

RESPONSE: The Company advises the Staff that it has revised page 1 in response to the Staff’s comment. The Company supplementally directs the Staff’s attention to page 109 in which the Company explains that p-values of less than 0.05 are considered statistically significant for purposes of evaluating its clinical trial results.

3.	Please remove the last row in your product pipeline table here and in the Business section since you have not yet identified a product candidate and indication and it is therefore premature to include it in the pipeline table.

RESPONSE: The Company advises the Staff that it has revised pages 2 and 101 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 5

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the Staff’s comment. The Company advises the Staff that the Company has supplementally provided the Staff under separate cover with a copy of the presentation that the Company intends to use in testing the waters meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Use of Proceeds, page 76

5.	Please revise your disclosure to clarify whether you expect to be able to complete each of the identified uses with the proceeds from the offering and your other available assets. If you do not, please clarify your expectations with respect to progress towards completion of the stated uses.

RESPONSE: The Company advises the Staff that it has revised page 76 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Polices and Estimates

Determination of Estimated Offering Price, page 93

6.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair value of the common stock underlying the Company’s equity issuances and the reasons for the difference between the most recent valuations of its common shares leading up to the IPO and the estimated offering price.

Our TORC1 Program, page 107

7.	Please revise your narrative explanation of the figure on page 107 to clarify what the figure is designed to depict. Currently, it appears to state that RTB101 monotherapy can inhibit phosphorylation of S6K and 4EBP1, and that RTB101 in combination with everolimus may completely inhibit Ulk1. However, the figure appears to indicate that 42BP1 and Ulk1 activity increase as a result of the treatments.

RESPONSE: The Company advises the Staff that it has revised page 107 in response to the Staff’s comment. The Company supplementally advises the Staff that RTB101 alone or in combination with everolimus is designed to inhibit phosphorylation of multiple downstream signaling nodes of TORC1. However, the arrows in the figure on page 107 is designed to illustrate the effect of such inhibition of phosphorylation. Specifically, decreased phosphorylation of S6K results in decreased activity of that node, while decreased phosphorylation of 4EBP1 and Ulk1 results in increased activity of those nodes.

8.	Please expand your narrative disclosure regarding the figures at the top of page 111 to further explain how they demonstrate that your product candidate may enhance innate immunity and provide the p-values.

RESPONSE: The Company advises the Staff that it has revised page 111 in response to the Staff’s comment.

Intellectual Property, page 116

9.	Please clarify the statement in the carryover paragraph on page 117 that intellectual property rights not controlled by Novartis as of the effective date are not included in the license to identify the referenced intellectual property rights, explain whether such rights relate to your product candidates and if yes, whether you expect not having a license to such rights to have a material effect on your business.

RESPONSE: The Company advises the Staff that it has revised pages 116 and 177 in response to the Staff’s comment and removed the reference to intellectual property rights not included in the license agreement. The Company does not believe the absence of a license to such rights will have a material effect on its business.

Management, page 137

10.	We note that John McCabe is your Vice President, Finance and that he is indicated in the registration statement to be your principal financial and accounting officer. However, we also note that on your website, you indicate that Landen Williams is your interim chief financial officer. Please revise or explain.

RESPONSE: The Company advises the Staff that following Mr. McCabe’s appointment as the Company’s Vice President, Finance, Mr. Williams relinquished his role as interim CFO, and Mr. McCabe took over as the Company’s principal financial and accounting officer. The Company’s website has been updated to reflect these changes in management.

Transactions with Related Persons, page 156

11.	Please disclose the approximate value of the transaction in which you issued shares to PureTech Health in exchange for the founding business services.

RESPONSE: The Company advises the Staff that it has revised page 156 in response to the Staff’s comment. The Company supplementally advises the Staff that, as disclosed on page 155, such shares were issued as founder shares to PureTech Health at par value, the fair market value of such shares at the time of their issuance.

12.	Please revise the discussion of your Investors’ Rights Agreement to identify the 5% stockholders, entities affiliated with your directors and these directors.

RESPONSE: The Company advises the Staff that it has revised pages 156 and 157 in response to the Staff’s comment.

Principal Stockholders, page 158

13.	Please revise footnote 3 to identify the person(s) who have voting and investment power.

RESPONSE: The Company advises the Staff that it has revised page 160 in response to the Staff’s comment.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity, page F-5

14.	Tell us how you determined the reported amount of $9,764,000 for the redeemable convertible preferred stock at September 30, 2017. Also explain why additional paid in capital was increased by $1,379,000 for the issuance of the redeemable preferred stock. Finally, tell us why accumulated deficit was reduced by $1,379,000 to arrive at a pro forma balance of $9,346,000 at September 30, 2017.

RESPONSE: The Company advises the Staff that the reported amount of the redeemable convertible preferred stock at September 30, 2017 of $9,764,000 reflects the fair value of the preferred stock at each transaction date, which was determined as follows: (i) in March 2017, the Company issued and sold 2,846,791 shares at $1.932 per share, or $5,500,000, which was reported net of the fair value of the tranche rights liability of $2,014,000; (ii) in March 2017, the Company issued 2,587,992 shares in exchange for the license from Novartis valued at $1.22 per share, or $3,157,000; and (iii) in September 2017, the Company issued and sold 2,329,193 shares for $1.932 per share but valued at $1.34 per share, or $3,121,000. The Company recorded the excess of the purchase price of $1.932 per share over the fair value of the preferred stock of $1.34 per share, or $1,379,000, to additional paid-in-capital. Finally, the accumulated deficit was reduced by $1,379,000 to arrive at a pro forma balance of $9,346,000 at September 30, 2017, because the Company assumed the sale and issuance of 4,792,716 shares of our Series A preferred stock in October 2017, which resulted in the elimination of the $1,379,000 tranche right liability at September 30, 2017 through other income.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1955.

Sincerely,

/s/ Danielle M. Lauzon

Danielle M. Lauzon

Enclosures

cc:	Chen Schor, resTORbio, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Peter N. Handrinos, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP